UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 6, 2020, Todos Medical Ltd. (the “Company”) entered into an exclusive option agreement (the “Agreement”) with Strategic Investment Holdings, LLC, Ascenda BioSciences LLC and Provista Diagnostics, Inc. (“Provista”) pursuant to which the Company received an exclusive option until March 31, 2020 to acquire Provista for a number of ordinary shares of the Company equal to a value of $10,000,000 at the volume weighted average price (“VWAP”) of the last 20 trading days prior to exercise of the option, provided that the Company’s ordinary shares are listed on a national exchange at the time of the closing of the transaction. Consideration for the option is the issuance of a number of ordinary shares of the Company equal to a value of $1,000,000 at the VWAP of the last 20 trading days prior to execution of the Agreement, The option may be extended by the Company to June 30, 2020 by the issuance by the Company of an additional number of ordinary shares equal to a value of $1,000,000 at the VWAP of the last 20 trading days prior to exercising the extension.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
Name: Gerald Commissiong
Title: Chief Executive Officer

Date: January 8, 2020